(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL SEC FILE NUMBER: 001-13113 CUSIP NUMBER: 79377W108

For Period Ended: July 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Saks Incorporated

Full Name of Registrant

Former Name if Applicable

750 Lakeshore Parkway

Address of Principal Executive Office (Street and Number)

Birmingham, Alabama 35211

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will not be able to file its Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2005 (“Second Quarter 2005 10-Q”) by the prescribed due date. The Company does not expect that such filing will be made by its September 13, 2005 extended deadline. The principal reason for the Company’s inability to file the Second Quarter 2005 10-Q on time is that the Company was delayed in filing its Annual Report on Form 10-K for the fiscal year ended January 29, 2005 (the “2004 10-K”), which was filed on September 1, 2005. The 2004 10-K restated financial statements for fiscal 1999 through the third quarter of fiscal 2004 and financial information for certain quarterly periods, including the first and second quarters of 2004. As a result of this delay, the Company has not yet been able to complete the Second Quarter 2005 10-Q or its Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005 (the “First Quarter 2005 10-Q”). As previously disclosed, the Company expects that the First Quarter 2005 10-Q and the Second Quarter 2005 10-Q will be filed on or shortly after September 30, 2005.

The Company was delayed in filing the 2004 10-K, and has not filed the First Quarter 2005 10-Q or Second Quarter 2005 10-Q, primarily because of the need to complete the previously disclosed restatement of its financial statements for fiscal 1999 through the third quarter of fiscal 2004. Completion of the restatement in turn depended on the completion, announced on August 24, 2005, of (i) management’s confirmatory and supplementary work arising from the findings of the internal investigation conducted by the Audit Committee of the Company’s Board of Directors, which was initially disclosed by the Company on March 3, 2005 (the “Initial Investigation”) and (ii) the Audit Committee’s supplemental inquiry that was disclosed on June 3, 2005 (the “Supplemental Inquiry”). Additional information concerning the Initial Investigation and the Supplemental Inquiry is included in the 2004 10-K.

Effect on Debt Instruments

As of September 7, 2005, the Company had outstanding approximately $383 million of senior notes and $230 million of convertible senior notes. Additionally, the Company has a senior secured revolving credit facility under which there was approximately $691 million of unused capacity as of September 7, 2005.

As previously disclosed, under the indentures governing the Company’s senior notes and convertible senior notes, the Company must file Form 10-Ks and Form 10-Qs and other periodic reports with the Securities and Exchange Commission (“SEC”) and furnish copies to the trustees and the noteholders under its indentures. Similarly, under the Amended and Restated Credit Agreement, the Company must provide annual and quarterly financial statements to each lender under the revolving credit facility. Each of the Company’s senior notes indentures and the senior convertible notes indenture also contains a cross-acceleration provision under which the acceleration of other Company indebtedness in amounts of at least $50 million would permit the acceleration of the indebtedness that is subject thereto. Similarly, the Amended and Restated Credit Agreement for the revolving credit facility contains a cross-default provision which provides that the Company’s default on indebtedness in amounts of at least $20 million would constitute a default under the Amended and Restated Credit Agreement.

On July 19, 2005, the Company completed consent solicitations in respect of its senior notes and senior convertible notes. The consent solicitations (which with respect to three classes of senior notes were accompanied by cash tender offers) offered holders a one-time fee in exchange for their consent to proposed amendments to the indenture for each issue of notes that would, among other things, extend to October 31, 2005, for purposes of the indentures, the Company’s deadlines to file the 2004 10-K, the First Quarter 2005 10-Q and the Second Quarter 2005 10-Q. Upon completion of the tender offers and consent solicitations, the Company repurchased a total

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of approximately $585.7 million in principal amount of outstanding senior notes and received consents from holders of a majority of every class of its outstanding senior notes and of its outstanding convertible senior notes.

On August 31, 2005, the Company received from the lenders under the Amended and Restated Credit Agreement a waiver, through October 31, 2005, of any events of default that may arise from the Company’s failure to timely deliver to the lenders the First Quarter 2005 10-Q and the Second Quarter 2005 10-Q. The Company had previously received a similar waiver with respect to the 2004 10-K.

Effect on Registration Statement

Due to the delay in the filing of the 2004 10-K, the First Quarter 2005 10-Q and the Second Quarter 2005 10-Q, the Company has suspended the use of any prospectus under its currently effective registration statement covering resales of its senior convertible notes (and the shares of common stock issuable upon their conversion). Under the terms of a registration rights agreement between the Company and the holders of the senior convertible notes, the Company will pay “liquidated damages” to holders of the senior convertible notes that are “Registrable Securities,” as defined in the registration rights agreement, beginning with the semi-annual interest payment due September 15, 2005. The liquidated damages started at an annual rate of 0.25% and after 90 days increased to 0.50% and began accruing on May 19, 2005.

Effect on HSBC Alliance

The Company’s delay in filing its 2004 10-K, the First Quarter 2005 10-Q and the Second Quarter 2005 10-Q has caused non-compliance with the information delivery requirements and other related provisions in the agreements governing the Company’s proprietary credit card strategic alliance with HSBC Bank Nevada, N.A. (“HSBC”). Non-compliance related to the delayed filing of the 2004 10-K has been waived by HSBC. HSBC has also waived any non-compliance that will result from the failure to file the First Quarter 2005 10-Q or the Second Quarter 2005 10-Q by its extended deadline.

Notification to Regulators

The Company has notified the SEC and the New York Stock Exchange of the delay in filing of the Second Quarter 2005 10-Q and intends to cooperate fully with the SEC and NYSE.

Forward-looking Information

The information contained in this Form 12b-25 that addresses future results or expectations is considered “forward-looking” information within the definition of the Federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” and “point.” The forward-looking information is premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.

The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties. These risks and uncertainties include such factors as: the level of consumer spending for apparel and other merchandise carried by the Company and its ability to respond quickly to consumer trends; adequate and stable sources of merchandise; the competitive pricing environment within the department and specialty store industries as well as other retail channels; the effectiveness of planned advertising, marketing, and promotional campaigns; favorable customer response to increased relationship marketing efforts of proprietary credit card loyalty programs; appropriate inventory management; effective expense control; successful operation of the Company’s proprietary credit card strategic alliance with HSBC Bank Nevada, N.A.; geo-political risks; changes in interest rates; the outcome of the formal investigation by the SEC and the inquiry opened by the United States Attorney for the Southern District of New York into the matters that were the subject of the Audit Committee’s Initial Investigation described in the Company’s press release dated May 9, 2005; the ultimate amount of reimbursement to vendors of improperly collected markdown allowances; the ultimate impact of improper timing of recording of

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inventory markdowns; the ultimate impact of incorrect timing of recording of vendor markdown allowances; the outcome of the shareholder litigation that has been filed relating to the matters that were the subject of the Audit Committee’s Initial Investigation; the availability of funds, either through cash on hand or the Company’s revolving credit facility, to repay any amounts due should any notes become accelerated; decisions by merchandise and other vendors to restrict or eliminate customary trade and other credit terms for the Company’s future merchandise orders and other services, which could require the Company to pay cash or secure letters of credit for such orders and which could have a material adverse effect on the Company’s liquidity position and financial condition; and the delay in the filing with the SEC of the 2004 10-K, the First Quarter 2005 10-Q and the Second Quarter 2005 10-Q and the consequences thereof. For additional information regarding these and other risk factors, please refer to Exhibit 99.1 to the Company’s 2004 10-K filed with the SEC on September 1, 2005, which may be accessed via EDGAR through the Internet at www.sec.gov.

Management undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons are advised, however, to consult any further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Charles J. Hansen (Name)	(205) (Area Code)	940-4000 (Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

As previously disclosed, the First Quarter 2005 10-Q has not yet been filed.

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not providing a reasonable estimate of the change in results of operations for the Company’s fiscal quarter ended July 30, 2005 compared to the results of operations for the Company’s fiscal quarter ended July 31, 2004, as restated in the 2004 10-K. The Company has not completed its normal closing processes for the financial statements for its fiscal quarter ended July 30, 2005 primarily due to (i) management’s efforts to complete the restatement of the Company’s financial statements for fiscal 1999 through the third quarter of fiscal 2004 and to prepare the Company’s financial statements as of and for the fiscal year ended January 29, 2005, all of which were included in the 2004 10-K, and (ii) the then-pending Supplemental Inquiry, which the Company announced on August 24, 2005 had been completed.

Saks Incorporated

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 9, 2005	By	/s/ Charles J. Hansen
Executive Vice President and General Counsel

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